February 18, 2016

Ms. Katherine Hsu

Chief, Office of Structured Finance

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Macquarie Leasing Pty Limited
Amendment No. 3 to Registration Statement on Form SF-3
Submitted February 18, 2016
File No. 333-207127

Ladies and Gentlemen:

On behalf of Macquarie Leasing Pty Limited (the “depositor” or “registrant”), and in response to the letter dated February 8, 2016, from the Securities and Exchange Commission (the “Commission”) to Karleen Munns, we submit the following responses, together with the Amendment No. 3 to Registration Statement on Form SF-3 submitted on February 18, 2016 (“Amendment No. 3”).

The numbered paragraphs below set forth your comments in italicized text together with our responses. The headings and numbers correspond to the headings and numbered paragraphs in your letter. Page references in our response are references to the page numbers in the clean version of Amendment No. 3.

Form of Prospectus

Credit Risk Retention, page 77

1.	We note your disclosure that Macquarie Leasing may retain a horizontal residual interest by either establishing a reserve account or by holding the issuing entity’s income unit, capital unit, seller’s notes, and/or a given class of notes. We also note your disclosure on pages 18-25 that the income unitholder receives monthly distributions from Available Income and that the capital unitholder receives monthly distributions from Principal Collections. We note that the distributions to the income unitholder and the capital unitholder do not appear to be pari passu. Accordingly, please provide an analysis how the income and capital units satisfy the risk retention requirements — namely how these interests will constitute the first loss piece of the transaction.

Response

The following is an analysis of how the income and capital units satisfy the risk retention requirements and, in particular, how these interests will constitute the first loss piece of the transaction.

Ms. Katherine Hsu

February 18, 2016

Regulation RR provides the following definition of Eligible Horizontal Residual Interest:

“Eligible horizontal residual interest means, with respect to any securitization transaction, an ABS interest in the issuing entity: (1) That is an interest in a single class or multiple classes in the issuing entity, provided that each interest meets, individually or in the aggregate, all of the requirements of this definition; (2) With respect to which, on any payment date or allocation date on which the issuing entity has insufficient funds to satisfy its obligation to pay all contractual interest or principal due, any resulting shortfall will reduce amounts payable to the eligible horizontal residual interest prior to any reduction in the amounts payable to any other ABS interest, whether through loss allocation, operation of the priority of payments, or any other governing contractual provision (until the amount of such ABS interest is reduced to zero); and (3) That, with the exception of any non-economic REMIC residual interest, has the most subordinated claim to payments of both principal and interest by the issuing entity.”

The income unit and the capital unit, taken together, satisfy the definition of “Eligible horizontal residual interest.” In the SMART securitization program, like most Australian ABS transactions, income collections and principal collections are paid under separate waterfalls. The income unit and capital unit represent the lowest priority of payments in the income waterfall and the principal waterfall, respectively, and therefore, by operation of the priority of payments, on any distribution date on which the issuing entity has insufficient funds to satisfy its obligation to pay all contractual interest or principal due, any resulting shortfall will reduce amounts payable to the income unit and capital unit prior to any reduction in the amounts payable to any other securities issued by the issuing entity. The capital unit and income unit each have the most subordinated claim to payments of principal and interest, respectively, by the issuing entity, thereby satisfying clause (3) of the definition of “Eligible horizontal residual interest.”

The capital unit represents the most subordinated claim to payments of principal collections. As set forth beginning on page 22 of the disclosure, principal is repaid sequentially, and the holder of the capital unit will therefore not be entitled to any payments of principal until the principal balance of each class of notes has been reduced to zero. The income unit represents the most subordinated claim to payments of interest and other income collections. As set forth beginning on page 18 of the disclosure, the holder of the income unit will not be entitled to payments until all required interest payments on each class of notes have been made in full. In addition, under steps eleventh and twelfth of the income waterfall on page 19 of the disclosure, which transfer amounts equal to the “defaulted amount” and “unreimbursed charge-offs” to the principal waterfall, losses are allocated to assure that no amounts will be paid to the income unitholder if any losses would be suffered by any of the noteholders.

In the event that the income unit and the capital unit, in the aggregate, do not have a fair value of at least 5% of the fair value of all of the notes and the income unit and the capital unit determined using a fair value measurement framework under GAAP, the Sponsor will agree to retain the seller notes, in order to comply with the risk retention requirements. The holders of the seller notes are entitled to payments of interest at step fifteen in the income waterfall on page 19 of the disclosure. As set forth beginning on page 18 of the disclosure, the holder of the seller notes will not be entitled to payments until all required interest payments on each class of notes senior to the seller notes have been made in full. In addition, under steps eleventh and twelfth of the income waterfall on page 19 of the disclosure, which transfer amounts equal to the “defaulted amount” and “unreimbursed charge-offs” to the principal waterfall, losses are allocated to assure that no amounts will be paid to the holder of the seller notes if any losses would be suffered by any of the holders of any class of notes senior to the seller notes.

Therefore, clause (2) of the definition of “eligible horizontal residual interest” is satisfied because on any distribution date on which the issuing entity has insufficient funds to satisfy its obligation to pay all contractual interest or principal due, any resulting shortfall will reduce amounts payable to the eligible horizontal residual interest prior to any reduction in the amounts payable to any other ABS interest.

Ms. Katherine Hsu

February 18, 2016

The capital unit is not transferable. Although the income unit is transferable, the Sponsor will agree in the transaction documents not to transfer the income unit (or to hedge either the capital unit or the income unit) except in accordance with the risk retention requirements.

2.	We also note your disclosure on page 78 that states that the horizontal residual interest may be held by retaining the income unit, which Macquarie Leasing expects to represent a given percent of the fair value of “all of the notes and the income unit and the capital unit issued by the issuing entity.” In the following set of bracketed disclosure, however, you state the horizontal residual interest may be held by retaining a combination of the seller notes, class [●] notes, income unit, and capital unit, which Macquarie Leasing expects to represent a given percent of the fair value of “all of the notes.” Please confirm and revise the latter sentence to clarify that, where a combination of the seller notes, class [●] notes, income unit, and capital unit is held to satisfy the risk retention requirements, the retained amount will represent a given percent (that is at least 5%) of the fair value of “all of the notes and the income unit and the capital unit issued by the issuing entity” to be consistent with the disclosure provided in the earlier sentence. Please also confirm and revise as necessary to clarify that, where a combination of the seller notes, class [●] notes, income unit, and capital unit is held to satisfy the risk retention requirements, the combination of notes and units will include the last pay, first loss piece and include higher tranches, where necessary, in order starting from the bottom of the waterfall.

Response

We confirm that, where a combination of the class [●] notes, seller notes, income unit and capital unit is held to satisfy the risk retention requirements, the retained amount will represent a given percent (that is at least 5%) of the fair value of all of the notes and the income unit and the capital unit issued by the issuing entity, and we have revised the disclosure under “Credit Risk Retention” on page 78 and under “Summary—Credit Risk Retention” on page 32 to clarify the same. In addition, we confirm that, where a combination of the class [●] notes, seller notes, income unit and capital unit is held to satisfy the risk retention requirements, the combination of notes and units will include the last pay, first loss piece and will include higher tranches, where necessary, in order starting from the bottom of the waterfall and have revised the disclosure under “Credit Risk Retention” on page 78 and under “Summary—Credit Risk Retention” on page 32 to clarify the same.

Ms. Katherine Hsu

February 18, 2016

Dispute Resolution, page 108

3.	We note your revisions in response to comment 3. It is unclear from your disclosure whether the issuer trustee may request that Macquarie Leasing repurchase or make an indemnity claim only at the direction of a noteholder (including a beneficial owner of the notes), or may also make this request independently. We note that the parenthetical included in Clause 20.13(a) of the Form of Series Supplement filed as exhibit 4.6 stating that, “[i]f the Trustee (including, at the direction of a Noteholder or a Note Owner) makes a request” for repurchase or indemnity, indicates that the trustee may make such a request both independently and at the direction of noteholders. We also note that a “Requesting Party” is defined in this Series Supplement as either the trustee or a noteholder or note owner. Please revise your prospectus as necessary to clarify that the issuer trustee may make requests for a repurchase or indemnity payment independently and at the direction of noteholders, including beneficial owners.

Response

We have revised the disclosure under “Dispute Resolution” on page 108 to clarify that the issuer trustee (including at the direction of a noteholder (including a beneficial owner of the notes)) may make such requests for a repurchase or indemnity claim from Macquarie Leasing.

* * * * *

Ms. Katherine Hsu

February 18, 2016

We would be pleased to discuss any of the foregoing responses to the extent you require further clarification or additional information. Please feel free to contact me at +61 (2) 8232-8072 or Stuart Litwin of Mayer Brown LLP at (312) 701-7373.

Sincerely,
/s/ Karleen Munns
Karleen Munns
Director, Macquarie Leasing Pty Limited